PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-24	TSX Venture: PMV
December 23, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 44,875,101

CLOSING OF PRIVATE PLACEMENT

PMI Ventures Ltd. (the “Company”) (TSX Venture: PMV), is pleased to announce that the Company has now closed its recently announced non-brokered private placement in the amount of 3,175,000 units at the price of $0.20 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable until December 22, 2005 at an exercise price of $0.35.

All of the shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded until April 23, 2005 except as permitted by Canadian securities legislation and the TSX Venture Exchange.

The proceeds of the private placement will be used for continued exploration of the eight concessions operated by the Company located along the Asankrangwa gold belt of southwest Ghana and for general working capital purposes.

NEWS RELEASE REQUIRED UNDER SECTION 111 OF THE BRITISH COLUMBIA SECURITIES ACT AND SECTION 141 OF THE ALBERTA SECURITIES ACT

The Bowman Family Trust of 1294 North East Road, Tea Tree Gully, South Australia reports the purchase of 1,500,000 units of the Company at a price of $0.20 per unit. Each unit is comprised of one common share and one share purchase warrant exercisable until December 22, 2005 at an exercise price of $0.35. The Bowman Family Trust owned no securities of the Company prior to the purchase, however, Pearce Bowman, the sole director of Ravensworth Management Pty. Ltd., the Trustee of The Bowman Family Trust owned 100,000 (0.37%) common shares and 50,000 share purchase warrants of the Company prior to this transaction. The 1,600,000 common shares, 1,550,000 warrants and 530,000 incentive options currently held by The Bowman Family Trust and Mr. Bowman represent approximately 11.46% of the issued capital of the Company assuming the warrants and options were exercised. The Bowman Family Trust and Pearce Bowman do not have any present intention to acquire ownership of or control over additional securities of the Company.

A copy of the report filed pursuant to the above-captioned provisions of the applicable Securities Acts may be obtained by contacting Pearce Bowman in Highbury, South Australia at 011 61 417 3 000 25.

On behalf of the Board,

“Douglas R. MacQuarrie”

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089          Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.